OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response. . . 11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

Information To Be Included In Statements Filed Pursuant To Rules 13d-1(b), (c) And (d) And Amendments Thereto Filed Pursuant to Rule 13d-2(b)

Allstream Inc.

(Name of Issuer)

Class B, Limited Voting Shares

(Title of Class of Securities)

02004C204

(CUSIP Number)

August 23, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[  ]   Rule 13d-1(c)

[  ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
1.

Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Calvert Asset Management, Inc. ("CAMCO") 52-1233223 on behalf of:

   Calvert Social Investment Fund ("CSIF") 52-6318754

   Calvert Variable Series, Inc. ("CVS") 06-1195794

   The Calvert Fund ("TCF") 52-6228948

   Calvert World Values Fund, Inc. ("CWVF") 52-1901865

 2.

 Check the Appropriate Box if a Member of a Group (See Instructions)

 (a)

 .........................

 (b)

 ...................X...

 3.

 SEC Use Only
..............................................................

 4.

 Citizenship or Place of Organization .......State of Delaware........

 Number of

 Shares

 Beneficially

 Owned By

 Each

 Reporting

 Person

 With

 5.

 Sole Voting Power
0

 6.

 Shared Voting Power
0

 7.

 Sole Dispositive Power
0

 8.

 Shared Dispositive Power
0

 9.

 Aggregate Amount Beneficially Owned by Each Reporting Person

 CSIF                0

 CVS                0

 TCF                 0

 CWVF             0

 0 (aggregate)

 10.

 Check if the Aggregate Amount in Row (9) Excludes Certain Shares

 [  ] (See Instructions)

 11.

 Percent of Class Represented by Amount in Row (9)

            0%

 12.

 Type of Reporting Person (See Instructions)

               IA
(Investment Adviser)

               IV
(Investment Company)

Item
1(a).
Name of Issuer.

Allstream Inc.

Item
1(b).
Address of Issuer's Principal Executive Offices.

Suite 1600

200 Wellington Street West

Toronto, Ontario

Canada M5 V 3G2

Item
2(a).
Names of Person Filing.

Calvert Asset Management, Inc.

Item
2(b).
Address of Principal Business office or, if None, Residence.

4550 Montgomery Ave., Suite 1000N

Bethesda, MD 20814

Item
2(c).
Citizenship.

State of Delaware

Item
2(d).
Title of Class of Securities.

Class B Limited Voting Shares

Item
2(e).
CUSIP Number.

020040204

Item
3.
If This Statement is Filed Pursuant to Rule 13d‑1(b), or 13d‑2(b) or

(c), Check Whether the Person Filing is a:

(a) [   ] Broker or dealer registered under Section 15 of the Exchange
Act.

(b) [   ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [   ] Insurance company as defined in Section 3(a)(19) of the Exchange
Act.

(d) [X] Investment company registered under Section 8 of the Investment Company
Act.

(e) [X] An investment adviser in accordance with Rule 13d‑1(b)(1)(ii)(E);

(f) [   ] An employee benefit plan or endowment fund in accordance with Rule
13d‑1 (b) (1) (ii) (F) ;

(g) [  ] A parent holding company or control person in accordance with Rule
13d‑1 (b) (1) (ii) (G) ;

(h) [  ] A savings association as defined in Section 3(b) of the Federal Deposit
Insurance Act;

(i) [  ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) [  ] Group, in accordance with Rule 13d‑1(b)(1)(ii)(J).

Item
4.
Ownership.

(a)           Amount beneficially owned:
           0

(b)           Percent of class:
           0%

(c)           Number of shares as to
which the person has:

(i)           Sole power to vote or to
direct the vote: 0

(ii)           Shared power to vote or
to direct the vote: 0

(iii)           Sole power to dispose or
to direct the disposition of: 0

(iv)           Shared power to dispose
or to direct the disposition of:

           0

Item
5.
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [
].

Item
6.
Ownership of more than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7.            Identification
and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control
Person.

Inapplicable.

Item
8.
Identification and Classification of Members of the Group.

Inapplicable.

Item
9.
Notice of Dissolution of Group.

Inapplicable.

Item 10.
Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:
              August 23, 2004

Calvert Asset Management, Inc. on behalf of:

Calvert Social Investment Fund

Calvert Variable Series, Inc.

The Calvert Fund

Calvert World Values Fund, Inc.

By:       /s/ Jennifer Toussaint

‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

Name: Jennifer Toussaint

     Chief Compliance Officer